SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



Arch Wireless, Inc.
(Name of Issuer)

                         Common Stock (par Value $.001)
                    (Title of Class of Securities)


                              039392600
                           (CUSIP Number)


Richard C. D'Addario
                        Franklin Advisers Inc.
                        One Franklin Parkway
                        San Mateo, California 94403-1906
                           (650) 312-4422

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           April 17, 2003
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Advisers, Inc.

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    1,988,443 (See Item 5)


8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

    1,988,443 (See Item 5)

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,988,443 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%


14. TYPE OF REPORTING PERSON

    IA



1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,988,443 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,988,443 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,988,443 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC


Item 1.  Security and Issuer

The securities to which this statement relates are shares of Common Stock, par value $.001 per share (the "Shares"), of Arch Wireless, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

Item 2. Identity and Background

        (a) Name:

            Franklin Advisers Inc. ("FAI")

        (b) State of Organization:

            California

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.

            Address of Principal Business/Principal Office:

            One Franklin Parkway
                San Mateo, CA  94403-1906

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. ("FRI")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.

   Address of Principal Business/Principal Office:

One Franklin Parkway
San Mateo, CA 94403-1906

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Chairman of the Board/Chief Executive Officer/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

Director, FAI

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired through the restructuring of Arch Wireless, Inc. pre-bankruptcy Bank loans and Debt securities. Arch Wireless emerged from Bankruptcy on May 29, 2002.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FAI's advisory clients for the purpose of investment. Neither FAI, nor any executive officer or director of FAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FAI's clients for the purpose of investment.



Franklin Advisers, Inc ("FAI") intends to encourage the Issuer's management and Issuer's Board of Directors (the "Board") to take steps to enhance the value of the Issuer and may hold discussions with members of the Issuer's management and the Board and/or with other shareholders of the Issuer. Such communications will include FAI's view that the Board should consider reducing the number of directors nominated for election at the upcoming Annual Meeting of Shareholders; as well as electing an independent director as the Chairman of the Board.

In the future, FAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FAI nor any executive officer or director of FAI, has any present plans or proposals, which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any material change in the present capitalization or dividend policy of the Issuer;

(iv) any other material change in the Issuer's business or corporate structure;

(v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(vii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(viii) any action similar to any of those enumerated above.










Item 5.  Interest in Securities of the Issuer

(a-b) FAI's advisory clients are the owners of 1,988,433 shares of the Common Stock representing approximately 10.8% of the outstanding shares of Common Stock. Since FAI's advisory contracts with its clients grant to FAI sole investment power over the securities owned by its advisory clients, FAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Franklin Floating Rate Trust, a closed-end investment company registered under the Investment Company Act of 1940, is an advisory client of FAI. Franklin Floating Rate Trust may be deemed to be the beneficial owner of 1,908,741 Shares representing approximately 10.2% of the outstanding Common Stock of the Issuer.

FAI is a wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A Executive Officers and Directors of Reporting Persons After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 22, 2003


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\MURRAY L. SIMPSON





By: Murray L. Simpson

Executive Vice President and General Counsel, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Franklin Advisers Inc.
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member






/s/Harmon E. Burns
HARMON E. BURNS
Executive Vice President






JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 22, 2003.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\MURRAY L. SIMPSON





By: Murray L. Simpson

Executive Vice President and General Counsel, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D


Franklin Advisers Inc.
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member






/s/Harmon E. Burns
HARMON E. BURNS
Executive Vice President



POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints MURRAY L. SIMPSON his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints MURRAY L. SIMPSON his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.



Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Jennifer J. Bolt - Vice President - FRI
FRI

Harmon E. Burns
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Lawrence M. Chew
Assistant Secretary - FRI
FRI

Charles Crocker
Director - FRI
BEI Technologies, Inc.
One Post Street, Suite 2500, San Francisco, CA  94104

Martin L. Flanagan
President/Member - Office of the President, CFO & COO - FRI
President/Director - FAI
FRI

Barbara J. Green
Vice President/Deputy General Counsel - FRI
FRI

Donna S. Ikeda
Vice President - Human Resources - FRI
FRI

Edward B. Jamieson
Executive Vice President - FAI
FAI

Robert D. Joffe
Director - FRI
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue, New York, NY  10019

Charles B. Johnson
Chairman of the Board/Chief Executive Officer/Member - Office of the Chairman/Director/Principal Shareholder - FRI
FRI

Gregory E. Johnson
President/Member - Office of the President - FRI
Director - FAI
FRI

Rupert H. Johnson, Jr.
Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder -
FRI
Director - FAI
FRI

Thomas H. Kean
Director - FRI
Drew University
36 Madison Avenue, Madison, NJ  07940

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Senior Vice President/Secretary - FRI
Secretary - FAI
FRI

Jack Lemein
Executive Vice President - FAI
FAI

Kenneth A. Lewis
Vice President - FRI
FRI

William J. Lippman
Senior Vice President - FRI
FRI

Chauncey Lufkin
Executive Vice President - FAI
FAI

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Christopher Molumphy
Executive Vice President - FAI
FAI

Chutta Ratnathicam
Director - FRI
CNF, Inc.
3240 Hillview Avenue, Palo Alto, CA  94304

Robert C. Rosselot
Assistant Secretary - FRI
FRI


Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Laura Seidman
Assistant Secretary - FRI
FRI

Murray L. Simpson
Executive Vice President/General Counsel - FRI
FRI

Charles R. Sims
Vice President- Finance, Chief Accounting Officer and Treasurer - FRI Treasurer - FAI
FRI

Anne M. Tatlock
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119


FRI    Franklin Resources, Inc.
       One Franklin Parkway
       San Mateo, CA 94403-1906

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FAI   Franklin Advisers Inc.
One Franklin Parkway
      San Mateo, CA 94403-1906

An investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.